

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2023

Nicolas Link
Chief Executive Officer
Ilustrato Pictures International, Inc.
26 Broadway, Suite 934
New York, NY 10004

> **Re: Ilustrato Pictures International, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed June 27, 2023**
> **File No. 000-56487**

Dear Nicolas Link:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 1, 2023 letter.

Amendment No. 4 to Registration Statement on Form 10-12G filed June 27, 2023

Business, page 1

1.	Please ensure that you provide the disclosure required by Item 101(h) of Regulation S-K. For example, we note the March 24, 2021 press release on your website about the financing agreement with Toto Capital, Inc. to launch an ILUS Crypto Token and the statement in the press release that "The Toto Capital investment into ILUS International is expected to exceed $35 million over the next 18 to 24 months." However, the disclosure in your amendment does not mention the financing agreement. Please advise or revise accordingly.

Quality International Co Ltd FCZ, page 18

2.	Please update the disclosure in the table on page 19 to clarify whether the payment of $15 million to be made on or before February 18, 2023 has been made.

Risk Factors, page 27

3.   We note your response to prior comment 3. Please include a risk factor to disclose the extent to which you have not been able to service your debt obligations, such as whether you were in default on the note issued to Discover on February 4, 2022 with a maturity date of February 4, 2023.

Risks Relating to Macro Condition and Our Financial Condition, page 28

4.   We note your response to prior comment 5. Please revise the title of the second risk factor on page 28 to highlight the risk. Also, expand the disclosure about "The majority of Quality International Co Ltd FCZ accounts receivable extend beyond 12 months and are guaranteed by shareholders of Quality International Co Ltd FCZ, Mr. Ramakrishnan and Gerab National Enterprises LLC" to quantify the majority of the accounts receivable and discuss whether there are any limits on the guarantees. In addition, tell us with specificity where the guarantees have been filed as exhibits.

5.   Please expand the disclosure on page 28 about $60,690,812 in accounts receivable as of December 31, 2022 to quantify the amount of your accounts receivable that includes balances due from customers of Quality International Co Ltd FCZ. Also, disclose the amount of receivables that are more than 90 days past due as of December 31, 2022.

We have a substantial amount of goodwill on our balance sheet, page 28

6.   We note your response to prior comment 4. Please expand the disclosure in the risk factor to discuss in greater detail the risk, such as disclose the percentage of your goodwill and intangible assets compared to your total assets as of December 31, 2022.

We are subject to changes in contract estimates, page 38

7.   We note your response to prior comment 9. Please clarify the disclosure about your written agreements in the Defense and Industrial Manufacturing divisions. For example, disclose the material terms, such as the duration, of your written agreements in the Defense and Industrial Manufacturing divisions. Also, file the agreements as exhibits.

Certain of our officers and directors have other business pursuits that might interfere with their work on our business, page 40

8.   We note your response to prior comment 10. Please discuss in greater detail how their business pursuits might interfere with their work on your business. For example, disclose the conflicts as to how to allocate funding sources identified by your officers and directors. Also, disclose the extent to which Nicolas Link has voting control over Dear Cashmere Holding Co. and CGrowth Capital, Inc.

9.   Please expand the disclosure on page 41 that "In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated" to discuss in greater detail the risk. For example, clarify whether the company and other companies affiliated with your officers and directors may compete with you for business opportunities in the same entity. In this regard, we note the statement by Nicolas Link that "CGRA will be at the forefront of the surging demand for clean energy and precious metals" in the May 17, 2023 article that "CGrowth Capital Unveils New Mining Division targeting High-Demand Clean Energy and Precious Metals."

If we do not have sufficient authorized common stock for potential conversion, page 44

10.   We note your response to prior comment 11. Please tell us, with a view to disclosure, how you determined the reference on page 44 to approximately 1.8 billion shares of common stock. In this regard, we note the disclosure on page 43 about the number of shares of common stock currently outstanding and the response in your letter dated April 12, 2023 about approximately 50.7 million shares of common stock issuable upon the exercise of warrants and approximately 84.8 million shares of common stock issuable upon conversion of notes.

Liquidity and Capital Resources, page 54

11.   We note your response to prior comment 25 and the new disclosure in the first paragraph on page F-15. Please revise the disclosure in the Liquidity and Capital Resources section to discuss the "Loans advanced" and "Advance given to suppliers" mentioned in Note 4 on page F-10. For example, why did you advance loans, to whom did you advance the loans, and were there any written agreements concerning the loans advanced?

Executive Compensation, page 62

12.   We note your response to prior comment 26 and the reference on page 62 to "See narrative disclosure for equity break-down." Please expand the disclosure to state the closing price per share of the QIND common stock on May 4, 2023 when the ten million common shares of QIND were issued to the officers.

Certain Relationships and Related Transactions, and Director Independence, page 68

13.   We note your response to prior comment 28. Please ensure that you have provided the disclosure required by Item 404 of Regulation S-K. For example, we note the new disclosure on page F-15 that "Directors Current Account includes amount incurred for our Annual shareholders meeting, events for investor relationship, advances for our investment project in Serbia and other expenses incurred for future potential acquisitions." However, it is still unclear from the disclosure whether the account includes amounts due from related parties. Please advise or revise accordingly.

14. We note your response to prior comment 1. Please disclose the relationship between Nicolas Link and Dear Cashmere Holdings when Dear Cashmere issued ten million shares of common stock to you on May 21, 2021. Also, disclose the principle followed in determining the amount at which the shares of Dear Cashmere were acquired by the registrant, disclose the identity of the persons making the determination and their relationship with the registrant.

15. Please expand this section or another appropriate section to discuss the "Capital Advance" investment of $3,175,651 as of December 31, 2022 mentioned in Note 7 on page F-16.

Report of Independent Registered Public Accounting Firm, page F-1

16. We note your response to comment 38 indicating that your auditor determined it was not necessary to reference another auditor in its report due to the subsidiary's immateriality. However, the eighth paragraph of the audit report continues to refer to your auditor's reliance on the review report of another auditor. Please have your auditor revise its report to reflect the response, or advise us. Refer to PCAOB Auditing Standards 1205.04.

Consolidated Balance Sheets, page F-2

17. We note your response to comment 40 and the revised disclosure on page F-2. Please also disclose the number of shares of common stock issued and outstanding as of December 31, 2021 on page F-2. Also, revise the disclosure on page F-20 of the number of shares of common stock issued and outstanding at December 31, 2022 to correctly reflect the 1,355,230,699 shares shown on pages F-2 and F-4.

Consolidated Statements of Operations, page F-3

18. We note your response to comment 42 and reissue the comment in part. As previously requested, please revise the statements of operations to present depreciation as a component of profit/loss from operations. Refer to the guidance in ASC 360-10 and SAB Topic 11.B. We note from page F-17 that 2022 depreciation expenses consist of $2,103,706 presented in cost of revenue and $242,050 presented in administrative expenses. Please explain to us what the $242,050 of administrative expense depreciation represents and why the amount should not be presented in the General, Selling & Administrative Expenses line on your statements of operations. Similarly, you disclose on page 53 that non-operating expenses include depreciation. Tell us the amount of depreciation included in that statement of operations caption and explain why your presentation is appropriate.

19. Please revise the financial statements throughout to only present negative amounts within parentheses. For example, the profit from operations amount for the year ended December 31, 2022 and the basic EPS amount for the year ended December 31, 2021 on this statement both appear to be positive amounts presented within parentheses. In addition, we note instances where information disclosed in the notes to the financial statements does not agree with the same amounts reported on the face of the financial statements,

including, for example, the amounts disclosed in Note 11. Please revise as appropriate.

20. We note your response to comment 45 and the revised disclosure on page F-12. You indicate that you paid taxes in the current year and you reported taxes due as a payable to government authorities on your balance sheet at December 31, 2022. Please revise the financial statements to include a note that discloses all applicable information required by ASC 740-10-50. At a minimum, include an explanation consistent with your response. For the subsidiaries that are profitable and where corporate tax applies, clearly explain whether you recognized and paid income tax expense in the reported annual periods, and if not, explain why. Also, revise to clarify consistent with your response that you paid the income taxes for the current year for the subsidiaries that are profitable and, as appropriate, correct the disclosure on page F-12 that currently states "[t]he profitable subsidiaries are located in the jurisdiction where Corporate Tax is not applicable."

Consolidated Statements of Cash Flows, page F-5

21. Please describe to us the transactions you consummated in 2022 where you paid cash of $32,719,758 to acquire fixed assets, or explain to us where you have disclosed these transactions in your financial statements. Otherwise, revise the statements of cash flows to only reflect transactions about your cash receipts and cash payments during the reported periods. Refer to ASC 230-10-50-3 and 4 for guidance on how you should disclose non-cash transactions on the statements.

Note 1: Organization, History and Business, page F-6

22. We note your response to comment 50 and reissue the comment in part. Please expand the discussion of each consummated or planned acquisition to disclose the amount and form of consideration exchanged or to be exchanged in the notes to the financial statements. Further, tell us and disclose whether you determined the disclosure requirements in ASC 805-10-50 and ASC 805-30-50 were not applicable to the acquisitions other than the acquisition of Quality International and why (e.g., due to the materiality of the acquisitions individually and in the aggregate).

Note 2: Summary of Accounting Policies, page F-8

23. We note your response to comment 54 and reissue the comment in part. Please revise your disclosure on page F-12 which states there is no operating segment to be reported as of December 31, 2022 and December 31, 2021. Also revise to include in the notes to financial statements the disclosures required by ASC 280-10-50.

24. We note your response to comment 55 and reissue the comment in part. Please explain to us how you determined the Emergency & Response operating segment did not meet the quantitative threshold to be a reportable segment based on ASC 280-10-50-12. Provide us with your supporting calculations.

25. We note from page 33 that for the year ended December 31, 2022, your international

operations constituted approximately 84% of your total sales and that your international operations constituted approximately 99% of your total assets. Pursuant to ASC 280-10-50-41, please revise your notes to financial statements to disclose revenue from external customers attributable to the United States and attributed to all foreign countries in total. Further, if revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. Disclose the basis for attributing revenues to individual countries. Similarly, disclose your long-lived assets located in the United States and located in all foreign countries in total. If assets in an individual foreign country are material, those assets shall be disclosed separately.

26. We note your response to comment 56 and the revisions beginning on page F-12. Please further revise to correctly refer to ASC 842, instead of ASC 840. Also, as requested previously, revise to include all applicable disclosure required by ASC 842-20-50, in particular, the information required by ASC 842-20-50-4 and ASC 842-20-50-6.

Note 12: Common Stock and Preferred Stock, page F-20

27. We note your response to comment 64. Consistent with your response to our prior comment 48 of our letter dated February 22, 2023, please revise to account for and classify the redeemable preferred shares in accordance with the guidance in SAB Topic 3.C and ASC 480-10-S99-3A, or provide us a detailed response with references to supporting accounting guidance as to why the accounting treatment you discussed in your response is no longer appropriate.

Note 18: Consolidation Basis of Merger & Acquisitions, page F-22

28. We note your response to comment 18 stating you obtained control of Quality International Co LTD FCZ pursuant to the Binding Letter of Intent executed on June 28, 2022. Please revise this note to disclose your consolidation of Quality International Co LTD FCZ as of June 28, 2022 prior to the closing of the transaction on March 6, 2023. Clearly describe the relevant provisions of the Binding Letter of Intent as well as other factors, including for example legal transfer of consideration, change in management, obtaining seats on the board of directors, etc., that you considered persuasive in concluding that you had gained control of the entity at that date. Refer to ASC 805-10-25-6 and 7.

29. In this regard, we note disclosure on pages 18 and 27 that the binding letter of intent was signed on June 30, 2022. Please revise the filing to resolve any discrepancy relating to the date on which the binding letter of intent was signed.

30. We note the revised disclosure here and on page 3 indicating that you are not consolidating FB Fire Technologies Ltd due to the ongoing litigation. Please address the following:

- Revise this note to clearly disclose how you accounted for your ownership interest in FB Technologies Ltd during the reported periods (e.g., at cost) and disclose the

> amount of the investment reflected on your books at each period end.
> - In this regard, we note a difference between the December 31. 2022 amounts presented as Investment in FB Fire Technology Ltd in Note 7 of these financial statements and the amount presented in Note 8 to the interim financial statements in your Form 10-Q for the period ended March 31, 2023. Please advise.
> - In addition, revise all relevant sections of the filing to provide clear and consistent disclosure reflecting your accounting for FB Fire Technologies Ltd (i.e., that you are not consolidating the entity). For example, on page 4 you disclose that you own a portfolio of intellectual property including three patents in FB Fire Technologies Ltd, on page 51 you disclose that FB Fire Technologies Ltd contributed to 2021 revenues, and on page F-6 you disclose that you got effective control over FB Fire Technologies Ltd on January 14, 2021. Revise accordingly.

<u>Note 24: Business combination disclosure in accordance with ASC 805-10-50 and ASC 805-30-50, page F-27</u>

31.	Please revise Note 24 to address the following:

- Explain to us why you have excluded non-operating income from the pro forma earnings of Quality International for the year ended December 31, 2021, or revise to remove the adjustment.
- Disclose a qualitative description of the factors that make up the goodwill recognized per ASC 805-30-50-1.
- Reconcile the fair value of the total consideration to the identifiable assets and liabilities acquired and goodwill balances.
- Explain how you accounted for the contingent consideration arrangement and comply with the disclosure requirements of ASC 805-30-50-1.c.

<u>General</u>

32.	We note your response to prior comment 69. Please tell us with specificity where you filed as an exhibit the agreement with Larson Elmore as requested in prior comment 23 of our January 5, 2023 letter. Also, tell us with specificity where you revised the disclosure in response to comments 27 and 29 of our January 5, 2023 letter.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephany Yang at 202-551-3167 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Scott Doney, Esq.